UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION

(Name of Subject Company (Issuer))

KEMET CORPORATION

(Name of Filing Person (Issuer))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

H. Kurt von Moltke, P.C.

William R. Burke
Kirkland & Ellis LLP
300 North LaSalle Avenue
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$37,867,500	$2,700

(*)         Calculated solely for the purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that a maximum of $40,500,000 principal amount of 2.25% Convertible Senior Notes due 2026 of KEMET Corporation, as described herein, will be purchased at a purchase price of $935 per $1,000 principal amount outstanding, plus accrued and unpaid interest up to but excluding the expiration date, resulting in a repurchase price of $37,867,500, plus accrued and unpaid interest up to but excluding the expiration date, if any.

(**)  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,700	Filing party: KEMET Corporation
Form or Registration No.: Schedule TO-I	Date filed: April 20, 2010

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2010 by KEMET Corporation (the “Company”), as amended by Amendment No. 1, filed with the SEC on April 22, 2010 (“Amendment No. 1”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash up to $40,500,000 in aggregate principal balance of the Company’s 2.25% Convertible Senior Notes due 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 20, 2010, as amended by Amendment No. 1 and as supplemented by this Amendment (including Exhibit (a)(1)(iv) to this Schedule TO) (as further amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which are Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.  References in the Company’s Schedule TO and the amendments thereto to the Offer to Purchase shall be deemed to refer to the Offer to Purchase as supplemented by Exhibit (a)(1)(iv).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language thereto.

“On May 5, 2010, the Company completed a private placement of $230,000,000 in aggregate principal amount of the Company’s 10.5% Senior Notes due 2018 (the “Senior Notes”) to several initial purchasers represented by Banc of America Securities LLC pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended.  The private placement of the Senior Notes resulted in proceeds to the Company of approximately $222.2 million.

The Senior Notes will mature on May 1, 2018, and bear interest at a rate of 10.5% per annum, payable semi-annually in cash in arrears on May 1 and November 1 of each year, beginning on November 1, 2010.  The Senior Notes are senior obligations of the Company and will be guaranteed by each of the Company’s domestic restricted subsidiaries and secured by a first priority lien on 51% of the capital stock of certain of the Company’s foreign restricted subsidiaries.”

The information set forth in the Supplement to Offer to Purchase, dated May 10, 2010, which is Exhibit (a)(1)(iv) to this Schedule TO, is incorporated by reference into this Item 1.  In particular, the “Financing Condition” described in Exhibit (a)(1)(i) to this Schedule TO has been removed.

Item 4. Terms of the Transaction.

(a)         Material Terms.  The information set forth in the Supplement to Offer to Purchase, dated May 10, 2010, which is Exhibit (a)(1)(iv) to this Schedule TO, is incorporated by reference into this Item 1.  In particular, the “Funding Condition” described in Exhibit (a)(1)(i) to this Schedule TO has been removed.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)          Agreements Involving the Issuer’s Securities.  Item 5(e) of the Schedule TO is hereby amended and supplemented by adding the following language to the end of the second bulleted list under Item 5(e) of Schedule TO as a new bullet thereunder.

•                  Indenture, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and Wilmington Trust Company, as trustee (as incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 5, 2010).

•                  Registration Rights Agreement, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and several initial purchasers named therein (as incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 5, 2010).

Item 7. Source and Amount of Funds or Other Consideration.

(a)         Source of Funds.  The information provided in Item 1 is incorporated by reference into this Item 7(a).

(b)         Conditions.  The information provided in Item 1 is incorporated by reference into this Item 7(b).  The “Funding Condition” described in Exhibit (a)(1)(i) to this Schedule TO has been removed.

(d)         Borrowed Funds.  The information provided in Item 1 is incorporated by reference into this Item 7(d).

Item 10. Financial Statements.

Item 10 (a) and (b) are not applicable.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto.

Exhibit No.	Description
(a)(1)(iv)	Supplement to Offer to Purchase, dated May 10, 2010.
(d)(16)

Indenture, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and Wilmington Trust Company, as trustee (as incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 5, 2010).

(d)(17)

Registration Rights Agreement, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and several initial purchasers named therein (as incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 5, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEMET CORPORATION

	By:	/s/ William M. Lowe, Jr.
	Name:	William M. Lowe, Jr.
	Title:	Executive Vice President and Chief Financial Officer

Dated: May 10, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated April 20, 2010.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9.
(a)(1)(iv)	Supplement to Offer to Purchase, dated May 5, 2010.
(a)(2)*	None.
(a)(3)*	None.
(a)(4)*	None.
(a)(5)*	Press Release, dated April 20, 2010.
(b)	None.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (as incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (as incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(3)*

Restated Certificate of Incorporation of the Company, as amended to date (as incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1992).

(d)(4)*	Amended and Restated By-laws of KEMET Corporation (as incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated June 3, 2008).
(d)(5)*	1992 Executive Stock Option Plan, (as incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(6)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (as incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(7)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (as incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(8)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (as incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(9)*	2004 Long-Term Equity Incentive Plan (as incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(10)*	Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (as incorporated by reference to Exhibit 10.1 to Form 8-K filed June 30, 2009).
(d)(11)*

Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (as incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009).

(d)(12)*

Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (as incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009).

(d)(13)*

Amendment No. 1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (as incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009).

(d)(14)*

Amendment No. 2 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and other parties thereto, dated September 30, 2009 (as incorporated by reference to Exhibit 10.1 to Form 8-K filed October 6, 2009).

(d)(15)*

Purchase Agreement, dated April 21, 2010, by and among the Company, certain subsidiary guarantors named therein and Banc of America Securities LLC, as representative of the several initial purchasers (as incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 22, 2010).

(d)(16)

Indenture, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and Wilmington Trust Company, as trustee (as incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 5, 2010).

(d)(17)

Registration Rights Agreement, dated May 5, 2010, by and among the Company, certain subsidiary guarantors named therein and several initial purchasers named therein (as incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 5, 2010).

(g)	None.
(h)	None.

*              Previously filed.